UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Netia Holdings S.A.
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                                (Name of Issuer)

               Ordinary Shares, nominal value 6.00 PLN per share,
                    represented by American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64114B 10 4
                                 --------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 29, 2003
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 11

CUSIP No. 64114B 10 4
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        1) Names of Reporting Persons.
           I.R.S. Identification Nos. of Above Persons (entities only).

           Warburg, Pincus Equity Partners, L.P.................I.D.# 13-3986317
--------------------------------------------------------------------------------
        2) Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)............................................................[ ]
              (b)............................................................[X]
--------------------------------------------------------------------------------
        3) SEC Use Only
--------------------------------------------------------------------------------
        4) Source of Funds (See Instructions)...................................
--------------------------------------------------------------------------------
        5) Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)...........................[ ]
--------------------------------------------------------------------------------
        6) Citizenship or Place of Organization.........................Delaware
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    Number of    (7)  Sole Voting Power......................................-0-
     Shares
  Beneficially   (8)  Shared Voting Power..............................9,203,900
    Owned by
      Each       (9)  Sole Dispositive Power.................................-0-
    Reporting
     Person      (10) Shared Dispositive Power.........................9,203,900
      With
--------------------------------------------------------------------------------
       11)  Aggregate Amount Beneficially Owned by Each Reporting
            Person....9,203,900
--------------------------------------------------------------------------------
       12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)...............................................[ ]
--------------------------------------------------------------------------------
       13)  Percent of Class Represented by Amount in Row (11).............2.62%
--------------------------------------------------------------------------------
       14)  Type of Reporting Person (See Instructions).......................PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 3 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
        1) Names of Reporting Persons.
           I.R.S. Identification Nos. of Above Persons (entities only).

           Warburg, Pincus Ventures International, L.P..................I.D.# NA
--------------------------------------------------------------------------------
        2) Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)............................................................[ ]
              (b)............................................................[X]
--------------------------------------------------------------------------------
        3) SEC Use Only
--------------------------------------------------------------------------------
        4) Source of Funds (See Instructions)...................................
--------------------------------------------------------------------------------
        5) Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)...........................[ ]
--------------------------------------------------------------------------------
        6) Citizenship or Place of Organization..........................Bermuda
--------------------------------------------------------------------------------
    Number of     (7)  Sole Voting Power.....................................-0-
     Shares
  Beneficially    (8)  Shared Voting Power.............................9,739,577
    Owned by
      Each        (9)  Sole Dispositive Power................................-0-
   Reporting
     Person       (10) Shared Dispositive Power........................9,739,577
      With
--------------------------------------------------------------------------------
       11) Aggregate Amount Beneficially Owned by Each Reporting
           Person......................................................9,739,577
--------------------------------------------------------------------------------
        12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)..............................................[ ]
--------------------------------------------------------------------------------
        13)  Percent of Class Represented by Amount in Row (11)............2.77%
--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions)......................PN
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


Schedule 13D                                                        Page 4 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
        1) Names of Reporting Persons.
           I.R.S. Identification Nos. of Above Persons (entities only).

           Warburg Pincus & Co..................................I.D.# 13-6358475
--------------------------------------------------------------------------------
        2) Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)............................................................[ ]
              (b)............................................................[X]
--------------------------------------------------------------------------------
        3) SEC Use Only
--------------------------------------------------------------------------------
        4) Source of Funds (See Instructions)...................................
--------------------------------------------------------------------------------
        5) Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)...........................[ ]
--------------------------------------------------------------------------------
        6) Citizenship or Place of Organization.........................New York
--------------------------------------------------------------------------------
    Number of     (7)  Sole Voting Power.....................................-0-
     Shares
  Beneficially    (8)  Shared Voting Power............................19,479,153
    Owned by
      Each        (9)  Sole Dispositive Power................................-0-
    Reporting
     Person       (10) Shared Dispositive Power.......................19,479,153
      With
--------------------------------------------------------------------------------
       11) Aggregate Amount Beneficially Owned by Each Reporting
           Person.....................................................19,479,153
--------------------------------------------------------------------------------
       12) Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions).................................[ ]
--------------------------------------------------------------------------------
       13) Percent of Class Represented by Amount in Row (11)..............5.41%
--------------------------------------------------------------------------------
       14) Type of Reporting Person (See Instructions)........................PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
        1) Names of Reporting Persons.
           I.R.S. Identification Nos. of Above Persons (entities only).

           Warburg Pincus LLC
           (formerly E.M. Warburg, Pincus & Co., LLC)...........I.D.# 13-3536050
--------------------------------------------------------------------------------
        2) Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)............................................................[ ]
              (b)............................................................[X]
--------------------------------------------------------------------------------
        3) SEC Use Only
--------------------------------------------------------------------------------
        4) Source of Funds (See Instructions)...................................
--------------------------------------------------------------------------------
        5) Check if Disclosure of Legal Proceedings is
           RequiredPursuant to Items 2(d) or 2(e)............................[ ]
--------------------------------------------------------------------------------
        6) Citizenship or Place of Organization.........................New York
--------------------------------------------------------------------------------
    Number of    (7)  Sole Voting Power......................................-0-
     Shares
  Beneficially   (8)  Shared Voting Power.............................19,479,153
    Owned by
      Each       (9)  Sole Dispositive Power.................................-0-
    Reporting
     Person      (10) Shared Dispositive Power........................19,479,153
      With
--------------------------------------------------------------------------------
       11) Aggregate Amount Beneficially Owned by Each Reporting
           Person.....................................................19,479,153
--------------------------------------------------------------------------------
        12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)..............................................[ ]
--------------------------------------------------------------------------------
        13)  Percent of Class Represented by Amount in Row (11)............5.41%
--------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions)......................PN
--------------------------------------------------------------------------------

Introductory Note

     This Amendment No. 3 (this "Amendment No. 3") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000, as amended by Amendment No. 1 dated March 22, 2002 and Amendment No. 2 dated June 13, 2003 (as so amended, the "Schedule 13D"), relating to the Ordinary Shares, nominal value 6.00 Polish Zloty (or "PLN") per share ("Ordinary Shares"), of Netia Holdings S.A., a Polish corporation (the "Company") and filed on behalf of: Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC) ("WP LLC" and together with WPEP, WPVI and WP, the "Reporting Entities").

     The holdings of Ordinary Shares of WP and WP LLC in this Schedule 13D include certain Ordinary Shares which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII"), Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPNEPIII, WPVI and WPEP, the "Investors" and individually an "Investor"). WP, WP LLC and the Investors are referred to herein as the "Group Members." The economic interests of the Investors are all held through a single entity, Warburg Netia Holding Limited, a Cyprus company.

     Unless the context otherwise requires, references in the original Schedule 13D or in this Amendment No. 3 to the "Common Stock" are references to the Ordinary Shares. Unless otherwise defined, capitalized terms used in this Amendment No. 3 shall have the meaning ascribed to them in the original Schedule 13D.

Item 4. Purpose of Transaction:

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     The following text is hereby added immediately prior to the final paragraph of this Item:

Liquidation of Investment

     In August 2003, the Reporting Entities decided to begin to effect an orderly sale of substantially all of their holdings. As reported in Item 5 below, during August the Reporting Entities sold all of the 2,923,685 Ordinary Shares which they held, as well as all of the Three Year Warrants that they had acquired as a result of the Company's financial restructuring, and a portion of the Two Year Warrants that they had so acquired.

     In addition, during August 2003, the Reporting Entities agreed with TeliaSonera AB (formerly known as Telia AB) to accept a cash settlement of their rights under the Option Agreement to be effected by means of directed sales by TeliaSonera of the securities underlying the Option Agreement. In connection with such cash settlement, on August 25-29, TeliaSonera sold an aggregate of 2,357,495 Ordinary Shares from among the 6,088,835 Ordinary Shares which were the subject of the Option Agreement. Sales of the balance of 3,731,340 Ordinary Shares held by TeliaSonera that are the subject of the Option Agreement, as well as Three Year Warrants and Two Year Warrants that are subject of the Option Agreement, will be made from time to time as directed by the Reporting Entities.

Item 5. Interest in Securities of the Issuer:

     Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to reflect certain sales of Company securities during the month of August 2003. As of June 10, 2003, the Company publicly reported that there were an aggregate of 344,142,762 Ordinary Shares issued and outstanding. Based upon such total outstanding shares, and taking into account the Ordinary Shares issuable upon exercise of the Warrants (both those issued to the Investors in the Warrant Distribution and those that are subject to transfer as a result of the Option Exercise), as well as the Ordinary Shares that are subject to transfer as a result of the Option Exercise, the beneficial ownership of the Reporting Entities of the Company's Ordinary Shares and the percentage ownership reflected by such beneficial ownership is as follows:

                       Ordinary Shares                 Percentage
                       ---------------                 ----------
     (a)   WPEP -         9,203,900                       2.62%
           WPVI -         9,739,577                       2.77%
           WP -          19,479,153                       5.41%
           WP LLC -      19,479,153                       5.41%

                       Ordinary Shares                  Ownership
                       ---------------                  ---------
     (b)   WPEP -         9,203,900        Shared voting and dispositive power
           WPVI -         9,739,577        Shared voting and dispositive power
           WP -          19,479,153        Shared voting and dispositive power
           WP LLC -      19,479,153        Shared voting and dispositive power

     Item 5(c) is hereby amended by adding thereto the following:

     (c) During August 2003, the Reporting Entities, collectively, sold the following Company securities, on the following dates, for the prices shown, in each case in open market transactions on the Warsaw Stock Exchange:

                                                           Aggregate Net
                                             Price per      Proceeds in
     Date            Securities Sold        Unit in PLN         USD*
Aug  5, 2003   2,923,685 Ordinary Shares       3.60         $2,695,528
Aug 13, 2003   3,070,623 Three Year Warrants   1.528        $1,162,294
Aug 13, 2003   102,453 Two Year Warrants       1.676           $42,543

     --------------------------------------------------------------------
     * Net of brokerage commissions and based current exchange rates at date of transfer of funds

     During August 2003, it was reported to the Reporting Entities by TeliaSonera, that TeliaSonera sold, from among the Ordinary Shares that were subject to the Option Agreement, the following tranches of Ordinary Shares on the following dates, for the prices shown, in each case in open market transactions on the Warsaw Stock Exchange:

                                                           Aggregate Net
                                              Price per     Proceeds in
     Date         Ordinary Shares Sold       Unit in PLN        USD*
Aug 25, 2003             650,000                4.405         $720,785
Aug 26, 2003             350,000                4.514         $387,746
Aug 27, 2003             457,495                4.484         $516,342
Aug 28, 2003             405,000                4.332         $441,678
Aug 29, 2003             495,000                4.380         $545,718

     --------------------------------------------------------------------
     * Net of brokerage commissions and based on exchange rates in effect on September 12, 2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2003

                                    WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                    By:   Warburg Pincus & Co., General Partner


                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner

                                    WARBURG, PINCUS VENTURES INTERNATIONAL, L.P.

                                    By:   Warburg Pincus & Co., General Partner

                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner

                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                    PARTNERS I, C.V.

                                    By:   Warburg Pincus & Co., General Partner

                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner

                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                    PARTNERS II, C.V.

                                    By:   Warburg Pincus & Co., General Partner

                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner

                                    WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS
                                    III, C.V.

                                    By:   Warburg Pincus & Co., General Partner

                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner



                                    WARBURG PINCUS & CO.


                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner



                                    WARBURG PINCUS LLC


                                          By:  /S/ Scott A. Arenare
                                               -------------------------
                                               Scott A. Arenare, Partner